Exhibit 26

FOR IMMEDIATE RELEASE	CONTACT:
Michael Sitrick or Terry Fahn
Sitrick And Company, Inc.
(310) 788-2850

STEVEN G. MIHAYLO AND VECTOR CAPITAL SAY OFFER IS FIRM; CONTRARY TO INTER-TEL'S STATEMENTS, ONLY ISSUE IS WHETHER SPECIAL COMMITTEE SAYS "YES"

TEMPE, AZ – August 22, 2006 – In response to media and other inquiries, Steven G. Mihaylo, the founder, former Chairman and Chief Executive Officer and largest shareholder of Inter-Tel (Delaware), Incorporated (Nasdaq: INTL) and Vector Capital Corporation, wish to respond to Inter-Tel’s public statements that their offer is subject to “a number of conditions.”

“On the contrary,” Mr. Mihaylo said, “our only condition to our offer is that Inter-Tel sign customary definitive agreements. Other provisions, including the 30-day process to seek other bidders in order to maximize potential value, were intended for the benefit of Inter-Tel’s board and stockholders, and are not requirements for the acquisition.”

Mr. Mihaylo again urged Inter-Tel’s board of directors to seriously consider their firm offer to acquire all of the Company’s outstanding shares for $23.25 per share.

Mr. Mihaylo stated, “Our proposal is simple: We want to buy the Company.  It is frustrating that the Company’s press release characterizes our increased offer as conditional when the only meaningful issue is whether they say ‘Yes’ by Friday.”